UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC File Number
1-5865

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:        April 30, 2006
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report of Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

 Gerber Scientific, Inc.
 Full Name of Registrant

 Former Name if Applicable

 83 Gerber Road West
 Address of Principal Executive Office (Street and Number)

 South Windsor, Connecticut  06074
 City, State and Zip Code
PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on July 13, 2006, the Company has determined that it will restate its financial statements for the two fiscal years prior to the fiscal year ended April 30, 2006 to correct errors relating to the Company's accounting for its nonqualified supplemental retirement plan. Information about the proposed restatement was provided in the Company's Current Report on Form 8-K filed on July 13, 2006. As a result of the proposed restatement, the Company was not able without unreasonable effort or expense to conclude all of the processes and procedures necessary for it to complete the preparation of its consolidated financial statements for the fiscal year ended April 30, 2006 and its assessments as of April 30, 2006 of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 necessary to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2006 within the period prescribed for the filing of such report.

PART IV- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

William V. Grickis, Jr., Senior Vice President and General Counsel       860                    644-1551
                                       (Name)                                                              (Area Code)  (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     Yes  ☒    No  ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 22, 2006, the Company announced its financial results for its fiscal quarter and fiscal year ended April 30, 2006. A copy of the press release announcing such financial results was furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 22, 2006. The Company anticipates that its financial results for the fiscal quarter and fiscal year ended April 30, 2006 will be as set forth in such press release. As previously announced, the Company reported net earnings for the fiscal quarter ended April 30, 2006 of $3.9 million, or $0.17 per diluted share, on revenue of $143.1 million and net earnings for the fiscal year ended April 30, 2006 of $2.6 million, or $0.12 per diluted share, on revenue of $530.4 million. The Company also announced that it reported operating profit of $6.7 million for the 2006 fiscal quarter and operating profit of $17.8 million for the 2006 fiscal year. The Company's improved revenue and operating profit performance for the foregoing 2006 fiscal periods compared to the prior corresponding fiscal periods was primarily attributable to increased sales volume and the positive effects of enhanced supply chain management.

                                                                Gerber Scientific, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                  Gerber Scientific, Inc.

Date:   July 14, 2006                                                     By:   /s/ Jay Zager
                                                                                                                           Jay Zager
                                                                                                                           Executive Vice President and
                                                                                                                           Chief Financial Officer

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